FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Participate in Tender Offer for THE ASAHI FIRE AND MARINE INSURANCE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 29, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Participate in Tender Offer for

THE ASAHI FIRE AND MARINE INSURANCE

Tokyo, January 29, 2018—Nomura Holdings, Inc. (NHI) today announced that NHI has reached an agreement with Rakuten, Inc. (Rakuten) in relation to a tender offer (Tender Offer) to be made by Rakuten for THE ASAHI FIRE AND MARINE INSURANCE CO., LTD. (AFM), a consolidated subsidiary of NHI. Under the agreement, NHI will tender ordinary shares and preferred shares of AFM (AFM shares) it currently owns.

Effective today, Nomura Land and Building Co., Ltd., a wholly owned subsidiary of NHI, has transferred all its AFM shares to NHI.

After the completion of the Tender Offer, AFM will no longer be a consolidated subsidiary of NHI.

1.	Overview of NHI’s participation in the Tender Offer

NHI will tender AFM shares it owns for sale under the Tender Offer as below.

Date of Agreement:	January 29, 2018
Shares to be sold:	4,369,100 ordinary shares and 2,084,000 preferred shares
Settlement date:	March 30, 2018 (scheduled)

2.	Reasons to tender AFM shares

AFM was established in February, 1951 by Nomura Securities Co., Ltd., Daiwa Bank (currently Resona Bank), and Daiichi Bank (currently Mizuho Bank), and started operations in March, 1951.

AFM became NHI’s consolidated subsidiary in May, 2011. On a consolidated basis, including the holding shares of Sugimura Warehouse Co., Ltd., NHI holds 4,584,100 ordinary shares (53.6% of issued voting shares and 27.1% of voting shares after conversion of preferred shares and deduction of treasury shares) and 2,084,000 preferred shares (49.4% of issued voting shares after conversion of preferred shares and deduction of treasury shares) of AFM.

Rakuten proposed to acquire AFM shares in the expectation that Rakuten and AFM will achieve sustainable growth and improve corporate value through synergy and cross utilization of management resources such as customer base and sales channels. NHI accepted Rakuten’s proposal and will participate in the Tender Offer.

AFM resolved at a board meeting today that it will endorse the Tender Offer.

3.	Overview of THE ASAHI FIRE AND MARINE INSURANCE CO., LTD.

(1) Name	THE ASAHI FIRE AND MARINE INSURANCE CO., LTD.
(2) Address	Kanda Mitoyo-cho, Chiyoda-ku, Tokyo
(3) Representative	Tomonori Soeda
(4) Business	Non-Life Insurance
(5) Capital	5,153 million yen (as of September 2017)
(6) Established	February 28, 1951
(7) Group Employees	515 (as of March 2017)
(8) Group Revenue	99,238 million yen (as of March 2017)

4.	Overview of Rakuten, Inc.

(1) Name	Rakuten, Inc.
(2) Address	Tamagawa, Setagaya-ku, Tokyo
(3) Representative	Hiroshi Mikitani
(4) Business	IT services, Fintech
(5) Capital	205,735 million yen (as of September 2017)
(6) Established	February 7, 1997
(7) Group Employees	14,920 (as of September 2017)
(8) Group Revenue	781,916 million yen (as of fiscal year 2016, IFRS basis)

5.	Outlook

Following the completion of the Tender Offer, AFM will no longer be a consolidated subsidiary of NHI. However, this will not affect the current business relationship between Nomura Group and AFM.

The settlement of the Tender Offer is scheduled for March 30, 2018.

The transaction will generate pretax income of approximately 9.0 billion yen which will be booked in NHI’s consolidated financial results for the year ending March 2018.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.